0-28344

2004 ANNUAL REPORT

05050192

AR/S
P.E.
12/31/04

FIRST COMMUNITY CORPORATION

defining moments

PROCESSED
APR 2 0 2005 E
THOMSON
FINANCIAL

Greetings to each of you and an especially warm welcome to those who joined us through our merger with Dutch Fork Bancshares (the parent company of Newberry Federal Savings Bank). We are now proudly united, sharing a common vision. We move forward together as a company that is so much more than either organization was individually, grounded in our core values, looking toward a bright future.

Last year was truly a defining year. It was one of seized opportunities, transition and, above all else, a year that showed a clear demonstration of our growth strategy.

- The number of banking offices grew from six to ten during the year.
- Total assets more than doubled, increasing from $215.0 million to $455.2 million.
- Total deposits and cash management funds grew from $189.2 million to $344.6 million, with organic growth (not merger-related) being 11 percent or $20.6 million.
- The loan portfolio grew from $121.0 million to $186.8 million at year end. Similar to deposits, the organic growth was 12 percent during the year.
- Net income, after tax, grew from $1.8 million in 2003 to $2.2 million in 2004. This figure corresponds to $1.08 and $1.09, respectively, on a fully diluted earnings per share basis.

Consistent with our history of delivering what we promise, we met — and in most cases exceeded — our expectations for the merger. This is evident through our unique "merger report card" which measures the merger's incremental effects on key performance metrics, such as earnings accretion, cost savings, deposits, loans and others. As an example, we announced that this merger would be immediately accretive to earnings and, indeed, it was with earnings per share in this year's fourth quarter of $0.28 as compared to $0.26 in the fourth quarter of 2003.

In addition to successfully completing this historic merger and driving the internal growth previously discussed, we opened a new banking office in the rapidly growing northeast sector of Columbia. Under the capable leadership of Drew Painter, we are excited about the future of this office and our role in that community.



We continue to believe our style of banking is most successful in community and neighborhood settings, flourishing with locally owned businesses and residents who contribute to making their community a special place to live and work. We are proud to be an active partner in this area of the Midlands.

As we look ahead into 2005 — our 10th anniversary — we are excited about so many things. We celebrate the opening of our 11th location in February, in the Red Bank community of Lexington County. We will build a new facility in Chapin, where deposits have grown from $13 million in 2001 to $34 million now. We have simply outgrown our existing facility and are pleased to begin construction on our existing site in the very near future. Additionally, we will begin construction on an administrative center behind our Lexington banking facility to add more operational and administrative space.

Whether you have been a shareholder since 1995 or just joined us in this past year of explosive growth, we appreciate you and your support. As we move forward, taking advantage of this great opportunity with which you have entrusted us, we remain committed to the same core values and mission that have always driven our success. We are excited to celebrate our 10th anniversary with you.

Come see the difference.

James C. Leventis	J. Thomas Johnson	Michael C. Crapps
Chairman	*Vice Chairman*	*President and CEO*

taking flight

Have you ever stood at the edge of tomorrow? Peered into the future, knowing it was yours for the taking? Confident, because hard work and careful planning gave you the right to stand there, on that ledge. It is a profound moment, and one the family of First Community Bank understands.

Since opening our doors nine years ago, our goal has been to be the premier community bank of the Midlands. Through 2004's explosive growth, we became just that. Now we find ourselves standing on the precipice of what comes next. It is a moment rich with purpose. A split second steeped in pride.

We invite you to stop and savor with us, for just a moment, the poignancy of it all. The many moments of truth with each customer, each day, and the contribution of every employee. The planned growth and the deliberate choices that brought us to this place of opportunity.

We look over the edge, into tomorrow. And we leap. Because this moment is most assuredly our time to fly.



A moment rich with purpose.

Opportunity rarely finds the unprepared.

As caretakers of our customers' financial well-being, and as a banking institution that always looks to enrich the services we offer and the communities in which we work and live, First Community Bank constantly seeks occasions for smart growth. Strategic vision and diligent planning — making certain we are at the right place at the right time — create just such opportunities. And being able to handle the often explosive rate of growth that comes with these occasions defines successful expansion. Never has this been more apparent in our rich history than in 2004, when we took another step in our nine-year journey toward becoming the leading community bank of the Midlands.

Through a $50 million merger with Dutchfork Bancshares, Inc., the holding company for Newberry Federal Savings Bank, First Community grew exponentially last year. Physically, we grew from six locations to ten banking offices, and our employee base expanded from 70 people to 124. Our assets rocketed from $215 million to $455 million overnight. And we took our place as the eighteenth largest commercial bank in South Carolina and the sixth largest publicly traded bank in the state, with a market share in excess of 4 percent in Lexington, Richland and Newberry counties. Additionally, total deposits reached $337 million and loans grew to $187 million. Diluted earnings per share increased slightly from 2003 to 2004, from $1.08 to $1.09. Significantly, the October 2004 merger quickly proved accretive as fourth quarter earnings increased from $0.26 per share in 2003 to $0.28 in 2004.

With similar banking philosophies and a shared, profound commitment to our customers, employees and the communities we serve, the merger of the two companies was a natural fit. It deeply enhanced our portfolio of banking services and ensured we are more conveniently located than ever before. It allowed us to make a home in new markets and bring residents in those communities the personal attention with which First Community Bank has been synonymous since the day we opened our doors.

In addition to the three locations we added through the merger with Newberry Federal Savings Bank – two banking offices in Newberry and one in Prosperity – we also added a facility in fast-growing Northeast Columbia. These four banking offices join our well-established locations in Lexington, Forest Acres, Irmo, Cayce-West Columbia, Gilbert and Chapin.

First Community Bank was founded on a vision of managed growth. To tend well the financial health of our customers, ours always has been a mission of fiscal responsibility. We have closely monitored our evolution from day one, constantly reevaluating customer touch points and our portfolio of services to ensure we stay true to our core values. We've made certain not to prematurely extend ourselves. And we've known this smart approach to growth would build a rock-solid foundation and position us to take advantage of the right expansion scenarios the very moment they became available.

2004 proved our approach was a sound one.

"Last year is a tremendous story of growth," said Mike Crapps, president of First Community Bank. "But I am most proud of our ability to accomplish such a significant transaction without interfering with the rest of our business. We made a commitment that the merger with Newberry Federal wouldn't consume our employees or interrupt our relationships with our customers. We worked hard to keep it 'out of the way' so we could continue to grow outside the merger. And we succeeded, surpassing our financial goals at the same time delivering a smooth, efficient merger transition. That's what I consider the real indicator of a well-managed merger!"

On the product side last year, we stepped up our commitment to the utmost in account flexibility and convenience with the unveiling of a free personal checking account with no minimum balance, no monthly maintenance or per item fees, and no transaction limitations. We also rolled out a free small business checking product and were only the second bank in the Midlands to offer such an account. It is reflective of our commitment to the success of the Midland's small businesses, and both are testament to two more ways we are making banking easy for our customers.

2004'S FINANCIAL SUCCESS

Total assets:	$ 455.7 million
Loan portfolio:	$ 186.8 million
Non-interest income:	$ 1.774 million
Net income:	$ 2.185 million
Diluted earnings per share:	$ 1.09



2004: from six to ten banking offices.



Our customers and our communities drive our planning decisions.

AND GROUNDED IN A CULTURE RICH WITH PURPOSE

In the midst of such an incredible success story, First Community remains steadfast in our commitment to our founding vision and values. As they always have, our customers and the uniqueness of each community we call home drive our planning decisions. Growth for us is not a cultural shift. Instead, it is a series of moments, all grounded in who we are and from where we came. Even through the tremendous expansion we experienced last year, we'll never forget where we started and what makes us unique. We're just getting better at being us.

We are lenders with empathy and experience, which allows us to simplify the loan process for our customers — all the while remaining fiscally sound and good stewards of our customers' finances.

We are an institution proud of the lack of layers between management. Every employee at First Community understands his role in the life of this bank. Each is different, but equally important, and all are vital to our long-term success. We can all take pride in and responsibility for the achievements of 2004.

And, most importantly, we hold fundamental every moment with our customers, each interaction between them and our employees. It's why we are here — to meet the very real need in the Midlands for a bank with the communities' best interests at heart, grounded in personal service and reliability. It's why we were founded. And it is the central truth we still revere. We pride ourselves on understanding the uniqueness in each community we call home, and in knowing the names and faces of our customers. Each customer interaction is a defining moment for us, a personal exchange that cannot be faked. It is this moment that is the very foundation of First Community Bank, and one we will never take for granted.

First Community Bank is here to meet the very real need in the Midlands for a bank with the communities' best interests at heart, grounded in personal service and reliability. It's why we were founded. And it is the central truth we still revere.

TOMORROW'S VISION

This year, First Community Bank will celebrate its 10TH anniversary in August. It is a milestone in the life of any company, one we are especially proud to embrace in light of our recent growth. We will take the opportunity of 2005 to safeguard what we have achieved in our first decade and move forward with an aggressive but disciplined approach to expansion.

The next 12 to 18 months will see significant facility upgrades for some of our locations. We will begin construction this year on a new building to house operations and administration, to be located behind our Lexington banking office. Our Chapin banking office has grown tremendously since we acquired it in 2001, from slightly more than $13 million in deposits to $34 million. We will enhance the capabilities of this office by constructing a new building on its current site, replacing the existing modular facility.

We will continue to look for expanded branching opportunities where they make sense. In February of 2005, we opened our 11th banking office, in the Red Bank area of Lexington County. We look to the future and the strong relationships we will build with our customers in that area.

We also have made a firm commitment to our business banking services in 2005. With today's economic growth, it is a great time to be in the business of small business. We will look to grow our business banking portfolio and provide the support local small businesses need to get off the ground.

As we stand on the edge of tomorrow and take flight into what comes next, we can be certain our values — our commitment to our customers, to each other, to the communities we call home and to sound fiscal principles — will guide us. They have for almost ten years. And we know that for the next ten, they will continue to make possible our defining moments.



Looking for new opportunities.

2004 FINANCIAL HIGHLIGHTS

TRENDS


500
400
300
200
100
0
Total Assets (in millions)
Total Loans (in millions)
Total Deposits (in millions)
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004


2.5
2
1.5
1
.5
0
-.5
-1
Net Income (in millions)
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

SELECTED FINANCIAL DATA

(Amounts in thousands, except per share data)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Operations Statement Data:					
Net interest income	$ 9,596	$ 7,648	$ 7,044	$ 5,523	$ 4,376
Provision for loan losses	245	167	677	407	161
Non-interest income	1,774	1,440	1,232	938	594
Non-interest expense	7,977	6,158	5,377	4,381	3,306
Income taxes	963	965	758	569	519
Net income	$ 2,185	$ 1,797	$ 1,464	$ 1,104	$ 984
Per Share Data:					
Net income diluted[1]	$ 1.09	$ 1.08	$ 0.90	$ 0.68	$ 0.61
Cash dividends	0.20	0.19	0.12	–	–
Book value at period end[1]	18.09	12.21	11.61	10.56	9.70
Tangible book value at period end[1]	8.19	11.74	11.02	9.85	9.70
Balance Sheet Data:					
Total assets	$ 455,706	$ 215,029	$ 195,201	$ 156,555	$ 111,986
Loans, net	184,007	119,304	98,466	86,518	67,110
Securities	196,026	58,954	69,785	46,366	28,735
Deposits	337,064	185,259	168,062	134,402	92,755
Shareholders' equity	50,463	19,509	18,439	16,776	15,369
Average shares outstanding[1]	1,903	1,590	1,588	1,585	1,584
Performance Ratios:					
Return on average assets	0.76%	0.88%	0.82%	0.77%	0.94%
Return on average equity	8.00%	9.49%	8.35%	8.00%	6.76%
Net interest margin	3.72%	4.02%	4.26%	4.19%	4.59%
Dividend payout ratio	17.39%	16.81%	13.04%	N/A	N/A
Asset Quality Ratios:					
Allowance for loan losses to period end total loans	1.48%	1.41%	1.53%	1.14%	1.30%
Allowance for loan losses to non-performing assets	2,291.34%	2,123.60%	1,059.24%	247.00%	N/A
Non-performing assets to total assets	0.03%	0.04%	0.07%	0.26%	N/A
Net charge-offs (recoveries) to average loans	0.13%	(.01%)	0.16%	0.35%	0.08%
Capital and Liquidity Ratios:					
Tier 1 risk-based capital	12.91%	13.21%	14.03%	14.90%	19.30%
Total risk-based capital	13.86%	14.42%	15.28%	15.90%	20.40%
Leverage ratio	8.51%	8.87%	8.77%	10.00%	13.80%
Average loans to average deposits	61.00%	63.33%	60.71%	68.66%	67.14%

(1) Adjusted for the June 30, 2001 5% stock dividend and the February 28, 2002 5-for-4 stock split.

CONSOLIDATED BALANCE SHEETS

	Year Ended December 31, 2004	2003
Assets:		
Cash and due from banks	$ 9,391,494	$ 6,926,341
Interest-bearing bank balances	803,426	2,221,397
Federal funds sold and securities purchased under agreements to resell	9,130,725	17,335,461
Investment securities – available-for-sale	190,010,307	53,958,799
Investment securities – held-to-maturity (market value of $6,147,698 and $5,169,282 at December 31, 2004 and 2003, respectively)	6,015,745	4,994,896
Loans	186,771,344	121,008,673
Less, allowance for loan losses	2,763,988	1,705,082
Net loans	184,007,356	119,303,591
Property, furniture and equipment – net	14,313,090	7,981,611
Goodwill	24,256,020	35,834
Core deposit intangible	3,361,815	727,751
Other assets	14,416,034	1,543,008
Total assets	$ 455,706,012	$ 215,028,689
Liabilities:		
Deposits		
Non-interest bearing demand	$ 49,519,816	$ 37,043,600
NOW and money market accounts	98,846,828	57,015,473
Savings	35,370,267	11,222,761
Time deposits less than $100,000	100,629,304	45,125,843
Time deposits $100,000 and over	52,698,069	34,850,195
Total deposits	337,064,284	185,257,872
Securities sold under agreements to repurchase	7,549,900	3,941,000
Federal Home Loan Bank Advances	42,452,122	5,000,000
Long-term debt	15,464,000	–
Other borrowed money	184,593	160,076
Other liabilities	2,528,424	1,160,927
Total liabilities	405,243,323	195,519,875
Shareholders' Equity:		
Preferred stock, par value $1.00 per share; 10,000,000 shares authorized; none issued and outstanding		
Common stock, par value $1.00 per share; 10,000,000 shares authorized; issued and outstanding 2,788,902 in 2004 and 1,597,224 in 2003	2,788,902	1,597,224
Additional paid in capital	41,832,090	12,862,715
Retained earnings	6,712,849	4,909,742
Accumulated other comprehensive income (loss)	(871,152)	139,133
Total shareholders' equity	50,462,689	19,508,814
Total liabilities and shareholders' equity	$ 455,706,012	$ 215,028,689

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2004	2003	2002
Interest income:			
Loans, including fees	$ 9,063,092	$ 7,581,751	$ 7,025,363
Investment securities – available-for-sale	3,440,033	2,069,345	2,427,970
Investment securities – held-to-maturity	206,681	198,234	186,206
Other short-term investments	334,518	179,030	207,577
Total interest income	13,044,324	10,028,360	9,847,116
Interest expense:			
Deposits	2,729,459	2,307,974	2,759,818
Securities sold under agreement to repurchase	40,934	29,704	41,601
Other borrowed money	677,830	42,934	1,380
Total interest expense	3,448,223	2,380,612	2,802,799
Net interest income	9,596,101	7,647,748	7,044,317
Provision for loan losses	245,000	167,000	677,000
Net interest income after provision for loan losses	9,351,101	7,480,748	6,367,317
Non-interest income:			
Deposit service charges	879,585	700,359	586,918
Mortgage origination fees	267,972	343,472	300,363
Gain on sale of securities	11,381	–	60,616
Other	614,783	395,973	284,359
Total non-interest income	1,773,721	1,439,804	1,232,256
Non-interest expense:			
Salaries and employee benefits	4,263,383	3,306,714	2,740,255
Occupancy	489,261	395,380	340,269
Equipment	991,793	803,482	629,119
Marketing and public relations	325,395	273,257	244,334
Amortization of intangibles	279,685	178,710	185,280
Other	1,627,470	1,200,638	1,238,255
Total non-interest expense	7,976,987	6,158,181	5,377,512
Net income before tax:	3,147,835	2,762,371	2,222,061
Income taxes	962,850	964,890	757,701
Net income	$ 2,184,985	$ 1,797,481	$ 1,464,360
Basic earnings per common share	$ 1.15	$ 1.13	$ 0.92
Diluted earnings per common share	$ 1.09	$ 1.08	$ 0.90

REPORT OF INDEPENDENT AUDITOR

The Board of Directors
First Community Corporation
Lexington, South Carolina

I have audited the accompanying consolidated balance sheets of First Community Corporation, as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for the three years ended December 31, 2004. Such consolidated financial statements and our report thereon dated March 11, 2005, expressing an unqualified opinion (which are not presented herein), are included in the First Community Corporation, 2004 Report on Form 10-KSB. These accompanying consolidated financial statements are the responsibility of the company's management. My responsibility is to express an opinion on such consolidated financial statements in relation to the complete consolidated financial statements.

In my opinion, the information set forth in the accompanying consolidated balance sheets as of December 31, 2004 and 2003, and the related consolidated statements of operations for the three years ended December 31, 2004, is fairly stated, in all material respects, in relation to the basic consolidated financial statements from which it has been derived.

Clifton D. Bodiford

Clifton D. Bodiford
Certified Public Accountant
Columbia, South Carolina
March 11, 2005

DIRECTORS

Richard K. Bogan, MD
President
Bogan Consulting, Inc.

Thomas C. Brown
Owner and President
T.C.B. Enterprises of SC, Inc.

Chimin J. Chao
President
Chao and Associates, Inc.

Michael C. Crapps
President and Chief Executive Officer
First Community Corporation
First Community Bank

Hinton G. Davis
Chief Executive Officer
Davis-Garvin Agency, Inc.
Capital City Insurance Company, Inc.

Anita B. Easter
Principal
Greenleaf Enterprises

O.A. Ethridge, DMD
General Dentistry

George H. Fann, Jr., DMD
General Dentistry

J. Thomas Johnson
Vice Chairman of the Board
First Community Corporation
First Community Bank
Executive Vice President
First Community Bank

W. James Kitchens, Jr.
Certified Public Accountant
The Kitchens Firm, P.A.

James C. Leventis
Attorney
Rogers Townsend & Thomas, P.C.
Chairman of the Board
First Community Corporation
First Community Bank

Steve P. Sligh
Senior Vice President
First Community Bank

Loretta R. Whitehead
Broker Associate
RE/MAX Real Estate Services

Mitchell M. Willoughby
Partner
Willoughby and Hoefer, P.A.

Directors Emeritus
William L. Boyd, III
Robert G. Clawson
Broadus Thompson
Angelo L. Tsiantis

EXECUTIVE OFFICERS

First Community Corporation

James C. Leventis
Chairman of the Board

J. Thomas Johnson
Vice Chairman of the Board

Michael C. Crapps
President and
Chief Executive Officer

David K. Proctor
Senior Vice President and
Senior Credit Officer

Joseph G. Sawyer
Senior Vice President and
Chief Financial Officer

First Community Bank

James C. Leventis
Chairman of the Board

J. Thomas Johnson
Vice Chairman of the Board
Executive Vice President

Michael C. Crapps
President and
Chief Executive Officer

David K. Proctor
Senior Vice President and
Senior Credit Officer

Joseph G. Sawyer
Senior Vice President and
Chief Financial Officer

Robin D. Brown
Senior Vice President
Marketing/Human Resources

Harry A. Deith
Vice President
Commercial Lender

J. Ted Nissen
Senior Vice President
Group Executive

Steve Sligh
Senior Vice President

SHAREHOLDER INFORMATION

Annual Meeting

The annual meeting of shareholders will be held at 11:00 am, Wednesday May 18, 2005:

Saluda Shoals Park
River Center
5605 Bush River Road
Columbia, South Carolina 29212
All shareholders are invited.

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 456-0596

10KSB/Financial Information

Copies of First Community Corporation's Annual Report to the Securities and Exchange Commission form 10KSB, and other information may be obtained from:

Joseph G. Sawyer
First Community Corporation
Post Office Box 64
Lexington, South Carolina 29071

Independent Auditor

Clifton D. Bodiford
Certified Public Accountant
Columbia, South Carolina

STOCK INFORMATION

First Community Corporation's common stock is traded on the NASDAQ Small Cap under the trading symbol "FCCO." As of December 31, 2004, there were approximately 1,192 shareholders of record of the Common Stock. The following is a summary of stock prices for the company. These prices have been adjusted for all stock splits and stock dividends.

	2004			2003		
	High	Low	Dividends Paid	High	Low	Dividends Paid
First Quarter	$24.50	$21.75	$0.05	$17.09	$14.00	$0.04
Second Quarter	$24.00	$20.50	$0.05	$19.47	$16.35	$0.05
Third Quarter	$22.97	$20.00	$0.05	$20.16	$18.30	$0.05
Fourth Quarter	$20.70	$18.30	$0.05	$22.30	$19.60	$0.05

All outstanding shares of our common stock are entitled to share equally in dividends from funds legally available when, and if, declared by the board of directors. We expect comparable dividends to be paid to the shareholders for the foreseeable future. Notwithstanding the foregoing, the future dividend policy of the company is subject to the discretion of the board of directors and will depend upon a number of factors, including future earnings, financial condition, cash requirements and general business conditions. In addition, our ability to pay cash dividends is dependent upon receiving cash in the form of dividends from First Community Bank, N.A. A national bank may only pay dividends out of its net profits then on hand, after deducting expenses, including losses and bad debts. In addition, the bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank's net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the Office of the Comptroller of the Currency is required if the total of all dividends declared by the bank in any calendar year exceeds the total of its net profits for the year combined with its retained net profits for the preceding two years, less any required transfers to surplus.